UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

OPTICAL SENSORS INCORPORATED

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

68384P 10 7

(CUSIP Number)

Barth Investment Company II, LP

4201 Lenmar Drive

Coplay, PA 18037

Tel: (480) 488-7171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

CUSIP NO. 68384P 10 7	SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons Bruce Barth
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Citizen of the United States of America

Number of Shares Beneficially Owned by each Reporting Person with:	7 Sole Voting Power 466,720 8 Shared Voting Power 0 9 Sole Dispositive Power 466,720 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned By Each Reporting Person 466,720
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 11.4%
14	Type of Reporting Person IN

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CUSIP NO. 68384P 10 7	SCHEDULE 13D/A

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons Barth Investment Company II, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Pennsylvania, United States

Number of Shares Beneficially Owned by each Reporting Person with:	7 Sole Voting Power 0 8 Shared Voting Power 466,720* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 466,720*

11	Aggregate Amount Beneficially Owned By Each Reporting Person 466,720
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 11.4%
14	Type of Reporting Person PN

*	Please note that Barth Investment Company II, LP originally stated that it shared voting and dispositive power with respect to 452,842 shares as set forth on the Schedule 13D filed with the Securities and Exchange Commission on May 16, 2005. This number should have been 333,360 shares instead of the 452,842 shares previously reported.

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Item 1. Security and Issuer.

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), this Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D dated May 6, 2005 (the “Statement”) with respect to the common stock, par value $0.01 per share, of Optical Sensors Incorporated, a Delaware corporation. The address of the principal executive offices of Optical Sensors Incorporated is 7615 Golden Triangle Drive, Suite C, Eden Prairie, Minnesota 55344. Except as set forth below, there are no changes to the information in the Statement.

Item 2. Identity and Background.

(a)	This statement is filed by and on behalf of each of Bruce Barth and Barth Investment Company II, LP.

(b)	The principal business address of Mr. Barth and Barth Investment Company II, LP is 4201 Lenmar Drive, Coplay, PA 18037.

(c)	Barth Investment Company II, LP is a limited partnership that invests partnership funds.

(d)	Mr. Barth and Barth Investment Company II, LP have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Barth and Barth Investment Company II, LP have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Barth is a United States citizen and Barth Investment Company II, LP is created and registered under the laws of the State of Pennsylvania.

Item 3. Source and Amount of Funds or Other Consideration.

On June 15, 2005, Barth Investment Company II, LP purchased 3,334 shares of Optical Sensor’s Series C Convertible Preferred Stock at a purchase price of $90.00 per share for an aggregate purchase price of $300,060.00. Barth Investment Company II, LP paid cash for these shares and no funds used to purchase these shares were borrowed.

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Item 4. Purpose of Transaction.

The purpose of this amendment is to report Mr. Barth’s and Barth Investment Company II, LP’s change in beneficial ownership due to the purchase of 3,334 shares of Optical Sensor’s Series C Convertible Preferred Stock at a purchase price of $90.00 per share which are convertible into 133,360 shares of Optical Sensor’s common stock at a conversion price of $2.25 per share.

Except as otherwise provided in this Item 4, Mr. Barth and Barth Investment Company II, LP do not have any present plans or proposals that relate to or would result in:

•	the acquisition by any person of additional securities of Optical Sensor or the disposition of securities of Optical Sensor;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Optical Sensor;

•	a sale or transfer of a material amount of assets of Optical Sensor;

•	any change in the present board of directors or management of Optical Sensor, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of Optical Sensor;

•	any other material change in Optical Sensor’s business or corporate structure;

•	changes in Optical Sensor’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Optical Sensor by any person;

•	causing a class of securities of Optical Sensor to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of Optical Sensor becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or

•	any action similar to any of those listed above.

Currently, Barth Investment Company II, LP intends on or about July 15, 2005 to purchase 5,000 additional shares of Optical Sensor’s Series C Convertible Preferred Stock at a purchase price of $90.00 per share for an aggregate purchase price of $450,000.00. Barth Investment Company II, LP currently intends to pay cash for these shares and does not intend to borrow any funds to purchase such additional shares.

Item 5. Interest in Securities of the Issuer.

(a) 1. Amount beneficially owned: Mr. Barth’s beneficial ownership includes: 466,720 shares of Optical Sensor’s common stock on an as-if-converted basis as of the date hereof

2. Amount beneficially owned: Barth Investment Company II, LP’s beneficial ownership includes: 466,720 shares of Optical Sensor’s common stock on an as-if-converted basis as of the date hereof.

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3. Percent of class each of Mr. Barth and Barth Investment Company II, LP owns 11.4% of Optical Sensor’s common stock on an as-if-converted basis as of the date hereof, based on 3,633,289 shares of Optical Sensors common stock reported to be outstanding by Optical Sensors as of May 11, 2005

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(b)	Number of shares as to which Mr. Barth has:

(i)	Sole power to vote or to direct the vote 466,720

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 466,720

(iv)	Shared power to dispose or to direct the disposition of 0

Number of shares as to which Barth Investment Company II, LP has:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 466,720

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 466,720

(c) Mr. Barth and Barth Investment Company II, LP have not effected any transactions in Optical Sensor’s common stock during the past 60 days, except Barth Investment Company II, LP’s purchase of 8,334 shares of Series C Convertible Preferred Stock at a price of $90.00 per share pursuant to a Stock Purchase Agreement dated May 6, 2005 by and among the Company, Circle F Ventures, LLC, Circle F Ventures II, LLC, the Hayden R. Fleming and LaDonna M. Fleming Revocable Trust and certain investors. Each share of Series C Convertible Preferred Stock is convertible into 40 shares of Optical Sensor’s common stock at a conversion price of $2.25 per share.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with Optical Sensor’s May 2005 private placement of Series C Convertible Preferred Stock, Optical Sensor entered into a Stock Purchase Agreement with the investors, which included Barth Investment Company II, LP. Under the agreement, upon written request by the holders of at least an aggregate of 40% of the outstanding Series C Convertible Preferred Stock, Optical Sensors agreed to use its reasonable best efforts to cause a registration statement to be filed and remain effective until the earlier of (1) the sale of all the shares of Optical Sensor’s common stock covered by the registration statement; or (2) such time as the selling stockholders named in the registration statement become eligible to resell the shares of Optical Sensor’s common stock pursuant to Rule 144(k) under the Securities Act of 1933.

Except as described herein, and as described under Item 4, there are no other contracts, arrangements, understandings or relationships between Mr. Barth or Barth Investment Company II, LP and any other person with respect to any securities of Optical Sensors.

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Item 7. Material to be Filed as Exhibits.

Exhibit 1	Stock Purchase Agreement, dated as of May 6, 2005, by and among the Optical Sensors Incorporated, Circle F Ventures, LLC, Circle F Ventures II, LLC, the Hayden R. Fleming and LaDonna M. Fleming Revocable Trust and certain investors.	Filed herewith electronically.

Exhibit 2	Joinder Agreement, dated June 15, 2005, by and between Barth Investment Company II, LP and Optical Sensors Incorporated.	Filed herewith electronically.

Exhibit 3	Signature Joinder Agreement, dated July 1, 2005.	Filed herewith electronically.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2005	/s/ Bruce Barth
Bruce Barth

BARTH INVESTMENT COMPANY II, LP

	By:	/s/ Bruce Barth
Bruce Barth
	Its:	General Partner

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